Consolidated Financial Statements

Prepared by Management

Year Ended December 31, 2012 and 2011

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Endeavour Silver Corp. (“the Company”) have been prepared by management in accordance with International Financial Reporting Standards (IFRS), and within the framework of the significant accounting policies disclosed in the notes to these consolidated financial statements.

Management, under the supervision and participation of the Chief Executive Officer and the Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and United States securities regulations. We, as CEO and CFO, will certify our annual filings with CSA and SEC, as required in Canada by Multilateral Instrument 52-109 and in the United States as required by the Securities Exchange Act of 1934, respectively.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out its responsibility principally through its Audit Committee which is independent from management.

The Audit Committee of the Board of Directors meets with management to review results of the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval. The Audit Committee reviews the consolidated financial statements and MD&A; considers the report of the external auditors; assesses the adequacy of internal controls, including management’s assessment; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss the audit work, financial reporting matters and our internal control over financial reporting. The Audit Committee is appointed by the Board of Directors and all of its members are independent directors.

March 7, 2012

/s/ Bradford Cooke	/s/ Dan Dickson
Chief Executive Officer	Chief Financial Officer

Endeavour Silver Corp.	Page - 2 -

KPMG LLP	Telephone (604) 691-3000
Chartered Accountants	Fax (604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Endeavour Silver Corp.

We have audited the accompanying consolidated financial statements of Endeavour Silver Corp., which comprise the consolidated statements of financial position as at December 31, 2012 and December 31, 2011, the consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Endeavour Silver Corp.	Page - 3 -

KPMG LLP	Telephone (604) 691-3000
Chartered Accountants	Fax (604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Endeavour Silver Corp. as at December 31, 2012 and December 31, 2011, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

//s// KPMG LLP

Chartered Accountants

March 11, 2013
Vancouver, Canada

Endeavour Silver Corp.	Page - 4 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(expressed in thousands of US dollars)

		December 31,	December 31,
	Notes	2012	2011
ASSETS

Current assets
Cash and cash equivalents	5	$18,617	$75,434
Investments	6	8,520	34,099
Accounts receivable	7	20,526	7,392
Inventories	8	40,797	34,195
Prepaid expenses		9,940	3,773
Total current assets		98,400	154,893
Non-current deposits		1,451	600
Mineral property, plant and equipment	10	338,431	93,528
Goodwill	4	39,245	-
Total assets		$477,527	$249,021

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities		$34,631	$9,084
Income taxes payable		3,854	3,482
Revolving credit facility	11	9,000	-
Total current liabilities		47,485	12,566

Provision for reclamation and rehabilitation	12	6,496	2,729
Contingent liability	4	8,497	-
Derivative liabilities	14	5,336	13,130
Deferred income tax liability	20	69,517	20,806
Total liabilities		137,331	49,231

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued and outstanding 99,541,522 shares (Dec 31, 2011 - 87,378,748 shares)	Page 7	357,296	259,396
Contributed surplus	Page 7	12,828	8,819
Accumulated comprehensive income (loss)	Page 7	(5,331)	(1,700)
Deficit		(24,597)	(66,725)
Total shareholders' equity		340,196	199,790
Total liabilities and shareholders' equity		$477,527	$249,021

Business combination (Note 4)
Revolving credit facility (Note 11)
Commitments (Note 10) and Note 21(b))
Contingencies (Note 22)

The accompanying notes are an integral part of the consolidated financial statements.

Endeavour Silver Corp.	Page - 5 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(expressed in thousands of US dollars, except for shares and per share amounts)

		Years Ended
		December 31,	December 31,
	Notes	2012	2011

Revenue		$208,079	$127,997

Cost of sales:
Direct production costs		91,800	39,409
Royalties	10 (a)	1,866	2,228
Share-based compensation	13 (c)	545	466
Depreciation and depletion		29,694	17,094
Write down of inventory to net realizable value	8	6,221	-
	19	130,126	59,197
Mine operating earnings		77,953	68,800
Expenses:
Exploration	15	11,185	10,207
General and administrative	16	13,136	11,050
		24,321	21,257

Operating earnings		53,632	47,543
Mark-to-market loss/(gain) on derivative liabilities	14	(1,928)	13,658
Mark-to-market loss/(gain) on contingent liability	4	589	-
Finance costs	17	484	34
Other income (expense):
Foreign exchange		3,447	(4,750)
Investment and other income		2,152	6,477
		5,599	1,727

Earnings before income taxes		60,086	35,578

Income tax expense:
Current income tax expense	20	15,834	8,778
Deferred income tax expense	20	2,135	8,045
		17,969	16,823

Net earnings for the period		42,117	18,755

Other comprehensive income (loss), net of tax
Net change in fair value of available for sale investments	6	(3,631)	(3,144)

Comprehensive income (loss) for the period		$38,486	$15,611

Basic earnings (loss) per share based on net earnings		$0.45	$0.22
Diluted earnings (loss) per share based on net earnings	13 (g)	$0.42	$0.22

Basic weighted average number of shares outstanding		93,266,038	84,326,682
Diluted weighted average number of shares outstanding	13 (g)	95,728,031	86,364,543

The accompanying notes are an integral part of the consolidated financial statements.

Endeavour Silver Corp.	Page - 6 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(expressed in thousands of U.S. dollars, except share amounts)

					Accumulated
					other
		Number of	Share	Contributed	comprehensive		Total
	Note	shares	Capital	Surplus	income (loss)	Deficit	Equity
Balance at December 31, 2010		80,720,420	$205,862	$7,793	$1,444	$(85,508)	129,591$

Exercise of options	13 (c)	1,925,000	8,902	(3,066)			5,836
Exercise of warrants	13 (f), 14	4,633,898	44,109	(214)			43,895
Issued through stock bonus plan	13 (e)	3,600	39				39
Cancelled escrow shares	13 (b)	(93,750)					-
Share appreciation rights	13 (d)	189,580	484	(484)			-
Share based compensation	13 (c)			4,818			4,818
Unrealized gain (loss) on available for sale assets	6				(3,686)		(3,686)
Realized gain (loss) on available for sale assets					542		542
Expiry and forfeiture of options				(28)		28	-
Earnings for the year						18,755	18,755
Balance at December 31, 2011		87,378,748	259,396	8,819	(1,700)	(66,725)	199,790
Exercise of options	13 (c)	307,800	1,787	(609)			1,178
Exercise of warrants	13 (f), 14	792,517	7,307	(29)			7,278
Share appreciation rights	13 (d)	24,929	66	(66)			-
Issued on acquisition of mineral properties, net	4	11,037,528	88,740				88,740
Share based compensation	13 (c)			4,724			4,724
Unrealized gain (loss) on available for sale assets	6				(3,789)		(3,789)
Realized gain (loss) on available for sale assets					158		158
Expiry and forfeiture of options				(11)		11	-
Earnings for the year						42,117	42,117
Balance at December 31, 2012		99,541,522	$357,296	$12,828	$(5,331)	$(24,597)	$340,196

The accompanying notes are an integral part of the consolidated financial statements

Endeavour Silver Corp.	Page - 7 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in thousands of U.S. dollars)

		Years Ended
		December 31,	December 31,
	Notes	2012	2011

Operating activities
Net earnings for the period		$42,117	$18,755
Items not affecting cash:
Share based compensation	13 (c)	4,724	4,857
Depreciation and depletion		29,952	17,272
Deferred income tax provision	20	2,135	8,045
Unrealized foreign exchange loss (gain)		(1,208)	1,600
Mark to market loss (gain) on derivative liability	14	(1,928)	13,658
Mark to market loss on contingent liability	4	589	-
Finance costs	17	484	34
Allowance for related party receivable	9	-	181
Write down of inventory to net realizable value	8	6,221	-
Loss (Gain) on marketable securities		(158)	(542)
Net changes in non-cash working capital	18	(6,907)	(15,028)
Cash from operating activities		76,021	48,832

Investing activites
Property, plant and equipment expenditures	10	(66,236)	(46,942)
Acquisition of Mexgold Resources Inc.	4	(100,000)	-
Investment in short term investments		(28,267)	(35,569)
Proceeds from sale of short term investments		50,373	22,509
Investment in long term deposits		(190)	178
Cash used in investing activities		(144,320)	(59,824)

Financing activities
Proceeds from revolving credit facility	11	9,000	-
Debt issuance costs	11	(732)	-
Interest paid	11	(381)	-
Common shares issued on exercise of options and warrants	13 (c)(f)	2,591	19,974
Share issuance costs		(204)	(119)
Cash from financing activites		10,274	19,855

Effect of exchange rate change on cash and cash equivalents		1,208	(1,466)
Increase (decrease) in cash and cash equivalents		(58,025)	8,863
Cash and cash equivalents, beginning of year		75,434	68,037
Cash and cash equivalents, end of year		$18,617	$75,434

Supplemental cash flow information	18

The accompanying notes are an integral part of the consolidated financial statements

Endeavour Silver Corp.	Page -8 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2012 and 2011
(expressed in thousands of US dollars, unless otherwise stated)

1.	CORPORATE INFORMATION

Endeavour Silver Corp. (the “Company” or “Endeavour Silver”) is a corporation governed by the Business Corporation Act (British Columbia). The Company is engaged in silver mining in Mexico and related activities including acquisition, exploration, development, extraction, processing, refining and reclamation. The Company is also engaged in exploration activities in Chile. The address of the registered office is #301 – 700 West Pender Street, Vancouver, B.C., V6C 1G8.

2.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with and using accounting policies in full compliance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), effective for the Company’s reporting for the year ended December 31, 2012.

The Board of Directors approved the consolidated financial statements for issue on March 7, 2013.

These consolidated financial statements are presented in the Company’s functional currency of US dollars including the accounts of the Company and its wholly owned subsidiaries Endeavour Management Corp., Endeavour Zilver SARL, Endeavour Gold Corporation S.A. de C.V., Endeavour Capital S.A. de C.V. SOFOM ENR, Minera Santa Cruz Y Garibaldi S. A de C.V., Metalurgica Guanacevi S.A. de C.V., Minera Plata Adelante S.A. de C.V., Refinadora Plata Guanacevi S.A. de C. V., Minas Bolanitos S. A. de C.V., Guanacevi Mining Services S.A. de C.V., Recursos Humanos Guanacevi S.A. de C. V., Recursos Villalpando S.A. de C.V., Servicios Administrativos Varal S.A. de C.V., Minera Plata Carina Spa, MXRT Holding Ltd. (formerly Mexgold Resources Inc.), Compania Minera El Cubo S.A. de C.V., Gammon Lake Guadelupe S.A. de C.V. and Metales Interamericanos S.A. de C.V. All intercompany transactions and balances have been eliminated.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies below have been applied consistently to all periods presented and by all subsidiaries in the group.

(a)	Currency Translation

The functional and reporting currency for the Company and its subsidiaries is the US dollar. Transactions in currencies other than an entity’s functional currency are recorded at the rates of exchange prevailing the transaction dates. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at each reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date the fair value was determined. Non-monetary items that are measured in terms of historical costs in a foreign currency are not re-translated. Foreign currency translation differences are recognized in profit or loss, except for differences on the re-translation of non-monetary available-for-sale instruments which are recognized in other comprehensive income.

(b)	Use of estimates and judgements

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Significant areas requiring the use of management judgement relate to the determination of mineralized reserves, plant and equipment lives, estimating the fair values of financial instruments and derivatives, estimating the fair value of convertible debenture components, impairment of long-lived assets, reclamation and rehabilitation provisions, recognition of deferred tax assets, and assumptions used in determining the fair value of non-cash stock-based compensation.

Information about the use of management estimates that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

Note 3(i)	Impairment
Note 4	Business Combinations
Note 12	Provision for Reclamation and Rehabilitation
Note 13	Share Capital
Note 14	Derivative Liabilities
Note 20	Income Taxes

Endeavour Silver Corp.	Page - 9-

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2012 and 2011
(expressed in thousands of US dollars, unless otherwise stated)

(c)	Financial instruments

Financial assets and financial liabilities, including derivatives and contingent liabilities, are measured at fair value on initial recognition and recorded on the statement of financial position. Measurement in subsequent periods depends on whether the financial instrument has been classified as a financial asset at fair value through profit or loss, held for trading, available-for-sale, held-to-maturity or loans and receivables or as a financial liability at fair value through profit or loss or at amortized cost.

Financial assets and liabilities at fair value through profit or loss are measured at fair value with changes in fair value recognized in net earnings. Financial assets and financial liabilities considered held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method. Available-for-sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Derivative instruments, including embedded derivatives, are recorded on the statement of financial position at fair value. Changes in the fair value of derivative instruments are recognized in net earnings.

Realized gains and losses on short term metal derivative transactions are presented as investment and other income.

(d)	Fair value of financial instruments

The fair values of the Company’s cash and cash equivalents, receivables, accounts payable and accrued liabilities and the revolving credit facility approximate their carrying values due to their short terms to maturity. Investments, consisting of money market investments, marketable securities and notes are recorded at fair value with unrealized gains and losses at the reporting date recognized in comprehensive income unless unrealized losses are indicative of impairments in value, in which case they are recognized in net earnings.

(e)	Cash and cash equivalents

Cash and cash equivalents consist of deposits in banks and highly liquid investments with an original maturity at the date of the purchase of no more than ninety days, or that are readily convertible into cash. Cash and cash equivalents are classified as loans and receivables.

(f)	Marketable securities

Marketable securities include investments in shares of companies and other investments capable of reasonably prompt liquidation. Share investments are classified as available-for-sale and carried at fair value with unrealized gains and losses at the reporting date recognized in comprehensive income.

(g)	Inventories

Product inventories are valued at the lower of average production cost and net realizable value. Work-in-process inventories, including ore stockpiles are valued at the lower of average production cost and net realizable value, after an allowance for further processing costs. Finished goods inventory characterized as Dore bars or concentrate is valued at the lower of average production cost and net realizable value. Materials and supplies are valued at the lower of cost and replacement cost. Similar inventories within the consolidated group are measured using the same method, and the reversal of previous write-downs to net realizable value is required when there is a subsequent increase in the value of inventories.

(h)	Mineral properties, plant and equipment

Mineral properties, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of mineral properties, plant or equipment items consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Mineral properties include direct costs of acquiring properties (including option payments) and costs incurred directly in the development of properties once the technical feasibility and commercial viability has been established.

Exploration and evaluation costs are those costs required to find a mineral property and determine commercial feasibility. These costs include costs to establish an initial mineral resource and determine whether inferred mineral resources can be upgraded to measured and indicated mineral resources and whether measured and indicated mineral resources can be converted to proven and probable reserves. Project costs related to exploration and evaluation activities are expensed as incurred until such time as the Company has defined mineral reserves. Thereafter, costs for the project are capitalized prospectively in mineral properties, plant and equipment. The Company also recognizes exploration and evaluation costs as assets when acquired as part of a business combination, or asset purchase with these assets recognized at cost.

Endeavour Silver Corp.	Page - 10 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2012 and 2011
(expressed in thousands of US dollars, unless otherwise stated)

Capitalized exploration and evaluation costs for a project are classified as such until the project demonstrates technical feasibility and commercial viability. Upon demonstrating technical feasibility and commercial viability, and subject to an impairment analysis, capitalized exploration and evaluation costs are transferred to capitalized development costs within mineral property, plant and equipment. Technical feasibility and commercial viability generally coincides with the establishment of proven and probable reserves; however, this determination may be impacted by management’s assessment of certain modifying factors.

Where an item of plant and equipment comprises major components with different useful lives; the components are accounted for as separate items of plant and equipment.

Plant and equipment is recorded at cost and amortized using the straight-line method at rates varying from 10% to 30% annually. The accumulated costs of mineral properties that are developed to the stage of commercial production are amortized using the units of production method, based on proven and probable reserves (as defined by National Instrument 43-101).

The Company conducts an annual assessment of the residual balances, useful lives and depreciation methods being used for mineral properties, plant and equipment and any changes arising from the assessment are applied by the Company prospectively.

(i)	Impairment of Long-Lived Assets

The Company’s tangible assets are reviewed for indications of impairment at each financial statement date. If an indicator of impairment exists, the asset’s recoverable amount is estimated. An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash-generating unit is the smallest identifiable group of assets that generates cash flows that are largely independent of the cash flows from other assets or groups of assets. Impairment losses are recognized in profit and loss for the period.

The recoverable amount is the greater of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. An impairment loss with respect to goodwill is never reversed.

Management periodically reviews the carrying value of its exploration and evaluation assets with internal and external mining related professionals. A decision to abandon, reduce or expand a specific project is based upon many factors including general and specific assessments of reserves, anticipated future prices, anticipated future costs of exploring, developing and operating a producing mine, expiration term and ongoing expense of maintaining leased mineral properties and the general likelihood that the Company will continue exploration. The Company does not set a pre- determined holding period for properties with unproven reserves. However, properties which have not demonstrated suitable mineral concentrations at the conclusion of each phase of an exploration program are re-evaluated to determine if future exploration is warranted and their carrying values are appropriate.

If any area of interest is abandoned or it is determined that its carrying value cannot be supported by future production or sale, the related costs are charged against operations in the period of abandonment or determination that the carrying value exceeds its fair value. The amounts recorded as mineral properties represent costs incurred to date and do not necessarily reflect present or future values.

(j)	Reclamation and rehabilitation obligations

The Company recognizes provisions for statutory, contractual, constructive or legal obligations associated with the decommissioning and reclamation of mineral property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. A liability is recognized at the time environmental disturbance occurs and the resulting costs are capitalized to the corresponding asset. The provision for reclamation and rehabilitation obligations is estimated using expected cash flows based on engineering and environmental reports prepared by third-party industry specialists and is discounted at a pre-tax rate specific to the liability. The capitalized amount is amortized on the same basis as the related asset. The liability is adjusted for the accretion of the discounted obligation and any changes in the amount or timing of the underlying future cash flows.

Endeavour Silver Corp.	Page - 11 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2012 and 2011
(expressed in thousands of US dollars, unless otherwise stated)

In subsequent periods, the liability is adjusted for any changes in the amount or timing of the estimated future cash costs and for the accretion of discounted underlying future cash flows. The unwinding of the effect of discounting the provision is recorded as a finance cost in the income statement.

(k)	Revenue recognition

Mineral revenue, based upon prevailing metal prices, is recognized upon delivery when title and risk of ownership of metals or metal bearing concentrate passes to the buyer and when collection is reasonably assured. Revenue is subject to adjustment upon final settlement of metal prices, weights and assays. Historically any such adjustments have been insignificant.

(l)	Share based payments

The Company has a share option plan which is described in Note 13(c). The Company records all stock-based compensation for options using the fair value method with graded vesting. Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged over the vesting period. The amount recognized as an expense is adjusted to reflect the actual number of share options for which the related service and vesting conditions are met. The offset is credited to contributed surplus. Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital. For those options that expire or are forfeited after vesting, the amount previously recorded in contributed surplus is transferred to deficit.

(m)	Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward. Deferred tax assets and liabilities are measured using substantively enacted or enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date. Deferred tax assets are recognized to the extent that recovery is considered probable.

(n)	Earnings per share

Basic earnings per share is computed by dividing the earnings/(loss) available to common shareholders by the weighted average number of shares outstanding during the period. For all periods presented, profit available to common shareholders equals the reported profit. The Company uses the treasury stock method for calculating diluted earnings per share. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the year.

(o)	Business Combinations

On a business combination, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) on the basis of fair value at the date of acquisition. When the cost of acquisition exceeds the fair values attributable to the Company’s share of identifiable net assets, the difference is treated as purchased goodwill. If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is immediately recognized in the income statement. Incremental costs related to acquisitions are expensed as incurred.

Determination of the fair value of assets acquired and liabilities assumed and the resulting goodwill, if any, requires that management make estimates based on the information provided by the acquiree. Changes to the provisional values of assets acquired and liabilities assumed, deferred income taxes and resulting goodwill, if any, will be adjusted when the final measurements are determined (within one year of the acquisition date)

When purchase consideration is contingent on future events, the initial cost of the acquisition recorded includes an estimate of the fair value of the contingent amounts expected to be payable in the future. When the fair value of contingent consideration as at the date of acquisition is finalized, before the end of the twelve month measurement period, the adjustment is allocated to the identifiable assets acquired and liabilities assumed. Changes to the estimated fair value of contingent consideration subsequent to the acquisition date are recorded in the consolidated statement of comprehensive income.

Endeavour Silver Corp.	Page - 12 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2012 and 2011
(expressed in thousands of US dollars, unless otherwise stated)

(p)	Goodwill

Goodwill is not amortized; instead it is tested annually for impairment. In addition, at each reporting period if there is an indication that goodwill is impaired goodwill is tested for impairment at that time. Goodwill is allocated to the group of cash generating units (“CGU”) that comprise an operating segment since each CGU in a segment is expected to derive benefits from a business combination that results in the recognition of goodwill. A goodwill impairment is recognized for any excess of the carrying amount of the segment over its recoverable amount. Any goodwill impairment is recognized in the statement of income in the reporting period in which it occurs. Goodwill impairment charges are not reversed.

(q)	Changes in accounting standards

A number of new standards, amendments to standards and interpretations, are not yet effective for the year ended December 31, 2012, and have not been applied in preparing these consolidated financial statements. The following pronouncements are those that the Company considers most significant and are not intended to be a complete list of new pronouncements that may affect the financial statements.

IFRS 9 Financial Instruments

In November 2009, the IASB issued IFRS 9 Financial Instruments as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flows of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in OCI, and guidance on the measurement of financial liabilities and derecognition of financial instruments. In December 2011, the IASB issued an amendment that adjusted the mandatory effective date of IFRS 9 from January 1, 2013 to January 1, 2015. We are currently assessing the impact of adopting IFRS 9 on our consolidated financial statements, including the applicability of early adoption.

IFRS 10 Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements to replace IAS 27 Consolidated and Separate Financial Statements and SIC 12 Consolidation – Special Purpose Entities. The new consolidation standard changes the definition of control so that the same criteria apply to all entities, both operation and special purpose entities, to determine control. The revised definition focuses on the need to have both power over the investee to direct relevant activities and exposure to variable returns before control is present. IFRS 10 will be applied starting January 1, 2013. We are currently finalizing our assessment of the impact of adopting IFRS 10 on our consolidated financial statements.

IFRS 11 Joint Arrangements

In May 2011, the IASB issued IFRS 11 Joint Arrangements to replace IAS 21 Interests in Joint Ventures. The new standard defines two types of arrangements: Joint Operations and Joint Ventures. Focus is on the rights and obligations of the parties to recognize the individual assets and liabilities to which they have rights or for which they are responsible, even if the joint arrangement operations in a separate legal entity. IFRS 11 will be applied starting January 1, 2013. We are currently finalizing our assessment of the impact of adopting IFRS 11 on our consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities to create a comprehensive disclosure standard to address the requirements for subsidiaries, joint arrangements and associates and the reporting entity’s involvement with other entities. It also includes the requirements for unconsolidated structured entities (i.e. special purpose entities). IFRS 12 will be applied starting January 1, 2013. We are currently finalizing our assessment of the impact of adopting IFRS 12 on our consolidated financial statements.

IFRS 13 Fair Value Measurement

In May 2011, the IASB issued IFRS 13 Fair Value Measurement as a single source of guidance for all fair value measurements required by IFRS to reduce the complexity and improve consistency across its application. The standard provides a definition of fair value and guidance on how to measure fair value as well as a requirement for enhanced disclosures. IFRS 13 will be applied starting January 1, 2013. We are currently finalizing our assessment of the impact of adopting IFRS 13 on our consolidated financial statements.

Endeavour Silver Corp.	Page - 13 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2012 and 2011
(expressed in thousands of US dollars, unless otherwise stated)

4.	BUSINESS ACQUISTION

On July 13, 2012 (the “acquisition date”), the Company completed the acquisition of 100% of the issued and outstanding shares of Mexgold Resources Inc. (“Mexgold”) and its three wholly owned subsidiaries: Compania Minera del Cubo, S.A. de C.V., AuRico Gold GYC, S.A. de C.V. and Metales Interamericanos, S.A. de C.V. from AuRico Gold Inc. (“AuRico”)..

As a result of the acquisition, the Company owns the El Cubo silver-gold mine located in Guanajuato, Mexico and the Guadalupe y Calvo silver-gold exploration project located in Chihuahua, Mexico. The results of Mexgold, which include its wholly-owned subsidiaries, were consolidated commencing on July 13, 2012. Total estimated consideration of $203,405 was calculated as follows:

Purchase Cost
Cash paid	$100,000
Common shares issued(1)	88,944
Contingent consideration(2)	7,908
Estimated working capital adjustment(3)	6,553
$203,405

(1)	There were 11,037,528 common shares issued with a fair value of $8.06 per share. The related share issuance costs of $204 are recognized against equity.

(2)	AuRico will be entitled to receive up to an additional $50 million in cash payments from the Company upon the occurrence of certain events as follows:

i)

$20 million if at any time during the 3 years following the acquisition date, the Company renews or extends the Las Torres lease, other than a one-time 3 month extension after the current lease expires;

ii)

$10 million upon the simple average of the daily London Metals Exchange closing prices for gold exceeding $1,900.00 per ounce for a period of twelve consecutive months at any time during the three year period immediately following the acquisition date;

iii)

$10 million upon the simple average of the daily London Metals Exchange closing prices for gold exceeding $2,000.00 per ounce for a period of twelve consecutive months at any time during the three year period immediately following the acquisition date;

iv)

$10 million upon the simple average of the daily London Metals Exchange closing prices for gold exceeding $2,100.00 per ounce for a period of twelve consecutive months at any time during the three year period immediately following the acquisition date;

The contingent consideration related to the Las Torres lease was valued based on factoring the probability of the Company negotiating a lease extension. Management determined the probability of extending the lease to be highly unlikely, resulting in a $nil value. The contingent consideration based on the performance of gold prices was valued using a Monte Carlo simulation resulting in a valuation of $7,908 at the acquisition date. Monte Carlo simulation approaches are a class of computational algorithms that rely on repeated random sampling to compute their results. Gold price paths were developed using a mathematical formula based on a stochastic process with mean reversion to a long term trend line.

As at December 31, 2012, an increase in the gold price and a movement in the gold forward curve resulted in a $589 mark to market loss. The fair value of the contingent consideration as at December 31, 2012 was determined to be $8,497.

(3)

The purchase agreement with AuRico stipulated there would be an adjustment of the purchase price based on the working capital of the consolidated Mexgold entity as at the acquisition date. The purchase price was adjusted upward by the amount of the working capital at the acquisition date. The Company estimates the working capital adjustment to be $6,553, payable upon final agreement with AuRico.

Endeavour Silver Corp.	Page - 14 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2012 and 2011
(expressed in thousands of US dollars, unless otherwise stated)

The purchase price is allocated to the underlying assets acquired and liabilities assumed, based upon their estimated fair values at the date of acquisition. Final fair values will be determined based on independent appraisals, discounted cash flow models, and quoted market prices, as deemed appropriate. The Company has incurred acquisition-related costs totaling $789 in the form of advisory, legal and professional fees, which have been included in general and administrative costs in the consolidated statement of comprehensive income.

The following sets forth the preliminary allocation of the purchase price to assets acquired and liabilities assumed, based on preliminary estimates of fair values. The final valuations are not yet complete due to the timing of the acquisition and the inherent complexity associated with the valuations. The Company expects to finalize the purchase price allocation in the third quarter of 2013. This is a preliminary purchase price allocation and therefore subject to adjustment over the period to completion of the valuation process.

Summary of purchase price allocation:

Assets:
Cash and cash equivalents	$843
Receivables	7,306
Inventories	4,868
Prepaid expenses	222
Plant and equipment	10,161
Mineral properties	197,536
Goodwill	39,245

Total assets	260,181

Liabilities:
Accounts payable and accrued liabilities	(6,465)
Provision for reclamation and rehabilitation	(3,735)
Deferred income tax liability	(46,576)
Total liabilities	(56,776)

Net identifable assets acquired	$203,405

Included in the consolidated financial statements are $14,779 in revenues and $10,939 in net loss for Mexgold for the period from July 13, 2012 to December 31, 2012.

Pro forma results of the combined Company include the revenues and net earnings of the Company, combined with the revenue and net earnings of Mexgold over the same period, as if the acquisition had occurred on January 1, 2012. Pro forma consolidated revenues and net earnings of the Company for the year ended December 31, 2012 are estimated as follows:

	Revenues	Net earnings (loss)
Endeavour Silver	$193,300	$53,646
Mexgold	44,393	(21,066)
Pro forma	$237,693	32,580

In accordance with our accounting policy, goodwill was tested for impairment at the end of the fourth quarter. When there is an indicator of impairment of non-current assets within an cash generating unit (“CGU”) containing goodwill, managments test the non-current assets for impairment first and recognize any impairment loss on the non-current assets before testing the CGU containing the goodwill for impairment. The recoverable amount of each CGU has been determined based on its fair value less costs to sell, which has been determined to be greater than the value in use model. For the year ended December 31, 2012, no impairment of goodwill has been recognized.

Endeavour Silver Corp.	Page - 15 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2012 and 2011
(expressed in thousands of US dollars, unless otherwise stated)

5.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents of the Company are comprised of bank balances and highly liquid investments that are readily convertible to cash with an original maturity of 90 days or less at the date of purchase.

	December 31	December 31
	2012	2011
Bank balances	$18,617	$63,215
Short term deposits	-	12,219
	$18,617	$75,434

6.	INVESTMENTS

	December 31	December 31
	2012	2011
Money market investments	$-	$16,473

Notes receivable:
Carrying value	2,133	2,133
Unrealized gain (loss)	1,837	1,074
Unrealized foreign exchange gain (loss)	357	275
	4,327	3,482

Investment in marketable securities, at cost	11,698	17,173
Unrealized gain (loss) on marketable securities	(7,723)	(2,960)
Unrealized foreign exchange gain (loss)	218	(69)
	4,193	14,144

	$8,520	$34,099

The money market investments are designated as held for trading, are classified as Level 1 in the fair value hierarchy and have original maturities greater than 90 days but less than one year at the date of purchase.

At December 31, 2012, the Company held Canadian dollar denominated restructured Asset Backed Commercial Paper Notes (the “Notes”) that were obtained in February 2009 from the restructuring of Canadian Asset Backed Commercial Paper (“ABCP”).

				Dec 31, 2012	Dec 31, 2011
Notes	Maturity Dates	Interest Rate	Face Amount	Fair Value	Fair Value
MAV II Class A-1	July 15, 2056	BA - 0.5%	$3,219	$2,726	$2,242
MAV II Class A-2	July 15, 2056	BA - 0.5%	1,093	891	675
MAV II Class B	July 15, 2056	BA - 0.5%	198	155	104
MAV II Class C	July 15, 2056	BA + 20.0%	140	94	47
IA Tracking Class 15		BA - 0.5%	464	461	414
			$5,114	$4,327	$3,482

The Company has classified the Notes as Level 1 in the fair value hierarchy and as available for sale financial assets. Management has recorded the Notes at their estimated fair value with the change in fair value and any related foreign exchange gains or losses, including tax effect, recognized in other comprehensive income, unless such gains or losses are declines in value that are concluded to be impairments, in which case the declines are recognized in the statement of comprehensive income. There is no tax effect recognized in other comprehensive income for the years end December 31, 2012 and 2011. During 2007 and 2008, prior to an active market being established and the restructuring of the ABCP, the Company recorded a total impairment charge to operations of $2,700. The Notes were sold subsequent to year end for $4.3 million.

The marketable securities are classified as Level 1 in the fair value hierarchy and as available for sale financial assets. The fair value of available for sale investments are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security.

Endeavour Silver Corp.	Page - 16 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2012 and 2011
(expressed in thousands of US dollars, unless otherwise stated)

7.	ACCOUNTS RECEIVABLE

		December 31	December 31
	Note	2012	2011

IVA receivables		$17,711	$5,693
Income tax receivables		1,914	1,489
Due from related parties	9	136	55
Other receivables		765	155
		$20,526	$7,392

8.	INVENTORIES

	December 31	December 31
	2012	2011

Warehouse inventory	$9,273	$5,336
Stockpile inventory (1)	8,691	10,078
Finished goods inventory (2)(3)	18,691	18,466
Work in process inventory (3)	4,142	315
	$40,797	$34,195

(1)	The Company has stockpiled 113,134 tonnes of mined ore as of December 31, 2012 (December 31, 2011 – 130,000 tonnes).
(2)

The Company held 611,661 silver ounces and 8,934 gold ounces as of December 31, 2012 (December 31, 2011 – 980,109 and 5,407, respectively). These ounces are carried at the lesser of cost and net realizable value, however as at December 31, 2012, the quoted market value of the silver ounces is $18,319 (December 31, 2011 - $27,619) and the quoted market value of the gold ounces is $14,804 (December 31, 2011 - $8,278).

(3)

The finished goods and work in process inventory balances at December 31, 2012 include a write down to net realizable value of $2,876 for inventory held by the El Cubo mine. Of this amount, $1,918 is comprised of cash costs and $958 is depreciation and depletion. The total write down for the year of $6,221 includes a previous write down to net realizable value of $3,345 at September 30, 2012 for inventory held by the El Cubo mine, which was subsequently sold in the fourth quarter. Of this amount, $2,474 is comprised of cash costs and $871 is depreciation and depletion. The carrying amount of this inventory, at net realizable value is $6,685 as at December 31, 2012.

9.	RELATED PARTY TRANSACTIONS

The Company shares common administrative services and office space with companies related, by way of common directors and management, and from time to time will incur third party costs on behalf of the related parties on a full cost recovery basis. The Company has a $136 net receivable related to administration costs and other items outstanding as at December 31, 2012 (December 31, 2011 – $55).

One of the related parties that the Company shares administrative services and office space with has been unable to meet its obligations. Therefore, the Company has provided an allowance totaling $181 at December 31, 2012 (December 31, 2011 - $181).

The Company was charged $527 for legal services from a legal firm in which the Company’s Corporate Secretary is a partner (December 31, 2011 - $126). The Company has a $10 payable related to legal costs outstanding as at December 31, 2012 (December 31, 2011 - $4).

Endeavour Silver Corp.	Page - 17 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2012 and 2011
(expressed in thousands of US dollars, unless otherwise stated)

Key management personnel

The key management of the Company comprises executive and non-executive directors, members of the executive and the Company’s corporate secretary. Compensation of key management personnel was as follows:

	Dec 31, 2012	Dec 31, 2011

Salaries and short-term employee benefits	$3,309	$2,916
Non-executive directors' fees	280	154
Share-based payments	4,012	4,082
	$7,601	$7,152

The amount disclosed for share-based payments is the expense for the year calculated in accordance with IFRS 2, Share- based payments. The cost of a share-based payment award is spread over the vesting periods of the award. Therefore the compensation in the year comprises parts of that year’s awards and those of preceding years that vested within the year.

10.	MINERAL PROPERTY, PLANT AND EQUIPMENT

Mineral property, plant and equipment comprise:

	Mineral		Machinery &		Transport &
	property	Plant	equipment	Building	office equipment	Total
Cost
Balance at December 31, 2010	$68,357	$24,583	$15,278	$2,175	$2,414	$112,807
Additions	22,008	12,848	11,356	637	1,205	48,054
Disposals	-	-	-	-	(59)	(59)

Balance at December 31, 2011	90,365	37,431	26,634	2,812	3,560	160,802

Additions	41,413	10,862	10,376	1,194	2,104	65,949
Acquisition of Mexgold	197,536	3,592	3,324	2,715	530	207,697
Disposals	-	-	-	-	(167)	(167)

Balance at December 31, 2012	$329,314	$51,885	$40,334	$6,721	$6,027	$434,281

Accumulated amortization
Balance at December 31, 2010	$29,728	$6,582	$3,347	$539	$1,370	$41,566
Amortization	21,160	2,050	1,830	212	499	25,751
Disposals	-	-	-	-	(43)	(43)

Balance at December 31, 2011	50,888	8,632	5,177	751	1,826	67,274
Amortization	21,343	2,827	3,382	263	886	28,701
Disposals	-	-	-	-	(125)	(125)

Balance at December 31, 2012	$72,231	$11,459	$8,559	$1,014	$2,587	$95,850

Net book value
At December 31, 2011	$39,477	$28,799	$21,457	$2,061	$1,734	$93,528
At December 31, 2012	$257,083	$40,426	$31,775	$5,707	$3,440	$338,431

As of December 31, 2012, the Company had $14,074 committed for capital equipment purchases in 2013.

(a)	Guanacevi, Mexico

In June 2005, the Company acquired nine silver mining properties in the Guanacevi district, Durango, Mexico, from Industrias Peñoles S.A. de C.V. (“Peñoles”). The Company is required to send all mineral production from these properties to the Peñoles smelter in Torreon, Mexico, for smelting and refining. Peñoles retains a 3% net proceeds royalty on future production after deduction of all shipping and smelting costs, including taxes and penalties, if any. In 2012, the Company paid $1,866 in royalties (2011 - $2,228).

Endeavour Silver Corp.	Page - 18 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2012 and 2011
(expressed in thousands of US dollars, unless otherwise stated)

Property concessions acquired by the Company in the Guanacevi District are maintained with nominal property tax payments to the Mexican government.

(b)	Bolanitos, Mexico

In 2007, the Company acquired the exploitation contracts and underlying assets to the Bolanitos silver-gold mines located in the northern parts of the Guanajuato and La Luz silver districts in the state of Guanajuato, Mexico.

The Company holds various property concessions in the Guanajuato District that it maintains with nominal property tax payments to the Mexican government.

(c)	Cubo, Mexico

On July 13, 2012, the Company acquired the exploitation contracts and underlying assets to the Cubo silver-gold mine located in the northern parts of the Guanajuato and La Luz silver districts in the state of Guanajuato, Mexico (See note 4).

The Company holds various property concessions in the Guanajuato District that it maintains with nominal property tax payments to the Mexican government.

(d)	Guadalupe Y Calvo, Mexico

On July 13, 2012, the Company acquired the Guadalupe Y Calvo exploration project in Chihuahua, Mexico (See note 4).

(e)	San Sebastian, Mexico

In February 2010, the Company acquired the option to purchase a 100% interest in the San Sebastian properties, located in Jalisco, Mexico by paying a total of $2,750 over three years, of which the Company has paid $750. Subsequent to year end, the Company made a $2,000 payment, acquiring a 100% interest in the San Sebastian properties. The Company is required to pay a 2% net smelter royalty “NSR” royalty on any production from the San Sebastian properties.

(f)	El Inca, Chile

In October 2012, the Company acquired the option to purchase a 75% interest in the El Inca properties, located in Chile, by paying a total of $2,000 over 4 years, of which the Company paid $100 on ratification of the option agreement, and completing $5,000 on exploration expenditures over 4 years. The Company also must deliver a report of an estimate of resources and a pre-feasibility study report before the end 2016. The Company is required to pay a 3.5% NSR royalty, which may be reduced to a 2.5% NSR royalty by a payment of $1,000 on any production from the El Inca properties.

(g)	Mineral property contingencies

The Company has also entered into other non-material option agreements on exploration properties in Mexico.

Management believes the Company has diligently investigated rights of ownership of all of the mineral properties to a level which is acceptable by prevailing industry standards with respect to the current stage of development of each property in which it has an interest and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing. However, all properties may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

Endeavour Silver Corp.	Page - 19 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2012 and 2011
(expressed in thousands of US dollars, unless otherwise stated)

11.	REVOLVING CREDIT FACILITY

On July 24, 2012, the Company entered into a $75 million revolving credit facility (“the Facility”) reducing over 3 years with Scotia Capital. The purpose of the Facility is for general corporate purposes and is principally secured by a pledge of the Company’s equity interests in its material operating subsidiaries, including Refinadora Plata Guanacevi SA de CV, Minas Bolanitos SA de CV and Compania Minera del Cubo SA de CV. The interest rate margin on the Facility ranges from 2.75% to 4.25% over LIBOR based on the Company’s net debt to EBITDA ratio, where EBITDA is adjusted for gains or losses on derivative liabilities. The Company agreed to pay a commitment fee of between 0.69% and 1.05% on undrawn amounts under the facility based on the Company’s net debt to EBITDA ratio. The Facility is subject to various qualitative and quantitative covenants, including debt to EBITDA leverage ratio, interest service coverage ratio and tangible net worth calculation; the Company is in compliance with all such covenants as at December 31, 2012. At year end, the Company has drawn $9,000 on this facility and has recognized $452 in financing costs during the year. The Company has deferred commitment fees and legal costs of $732 which are being amortized over the life of the facility. $71 of the deferred commitment fees and legal costs was amortized for the year end December 31, 2012.

12.	PROVISON FOR RECLAMATION AND REHABILITATION

The Company’s environmental permit requires that it reclaim certain land it disturbs during mining operations. Significant reclamation and closure activities include land rehabilitation, decommissioning of buildings and mine facilities, ongoing care and maintenance and other costs. Although the ultimate amount of the reclamation and rehabilitation costs to be incurred cannot be predicted with certainty, the total undiscounted amount of probability weighted estimated cash flows required to settle the Company’s estimated obligations is $1,670 for the Guanacevi mine operations, $858 for the Bolanitos mine operations and $3,624 for the El Cubo mine operations.

The timing of cash flows has been estimated based on the mine lives using current reserves and the present value of the probability weighted future cash flows assumes a risk free rate specific to the liability of 1.51% for Guanacevi, 0.29% for Bolanitos and 0.87% for El Cubo and an inflation rate of 2.12% for Guanacevi, 1.64% for Bolanitos and 2.08% for El Cubo.

Changes to the reclamation and rehabilitation provision balance during the period are as follows:

Balance at December 31, 2010	$2,524

Changes during the period:
Liabilities incurred at Guanacevi	100
Liabilities incurred at Guanajuato	75
Unwinding of discount for the period	30
Change in liability due to change in discount rate	-
Balance at December 31, 2011	$2,729

Changes during the period:
Liability incurred on acquisition of El Cubo	3,735
Unwinding of discount for the period	32
Balance at December 31, 2012	$6,496

13.	SHARE CAPITAL

(a)

The Company considers the items included in the consolidated statement of changes in equity as capital. The Company’s objective when managing capital is to safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, convertible debentures, asset acquisitions or return capital to shareholders. As at December 31, 2012, the Company is not subject to externally imposed capital requirements.

	(b)	During 2011, 93,750 common shares, which were held in escrow were cancelled.

Endeavour Silver Corp.	Page - 20 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2012 and 2011
(expressed in thousands of US dollars, unless otherwise stated)

(c)	Purchase Options

Options to purchase common shares have been granted to directors, officers, employees and consultants pursuant to the current Company’s stock option plan approved by the Company’s shareholders in fiscal 2009 and ratified in 2012, at exercise prices determined by reference to the market value on the date of grant. The stock option plan allows for, with approval by the Board, granting of options to its directors, officers, employees and consultants to acquire up to 7.5% of the issued and outstanding shares at any time.

The following table summarizes the status of the Company’s stock option plan and changes during the year:

Expressed in Canadian dollars	Year Ended		Year Ended
	December 31, 2012		December 31, 2011
		Weighted		Weighted
		average		average
	Number	exercise	Number	exercise
	of Shares	price	of Shares	price

Outstanding, beginning of period	3,697,000	$5.07	4,665,000	$3.17
Granted	1,070,250	$8.46	1,330,000	$8.22
Exercised (1)	(346,800)	$3.67	(2,205,000)	$3.02
Cancelled	(249,000)	$8.14	(93,000)	$3.56
Outstanding, end of period	4,171,450	$5.87	3,697,000	$5.07

Options exercisable at period-end	3,423,850	$5.33	2,547,400	$4.25

(1) There were 39,000 options with an exercise price of $3.05 that were cancelled in exchange for 24,929 share appreciation rights in the year ended December 31, 2012 (December 31, 2011 – 280,000 options priced with a weighted average price of CAN $3.14 were cancelled in exchange for 189,580 share appreciation rights).

The following tables summarize information about stock options outstanding at December 31, 2012:

	Expressed in Canadian dollars
	Options Outstanding			Options Exercisable
		Weighted
	Number	Average	Weighted	Number	Weighted
CAN $	Outstanding	Remaining	Average	Exercisable	Average
Price	as at	Contractual Life	Exercise	as at	Exercise
Intervals	Dec 31, 2012	(Number of Years)	Prices	Dec 31, 2012	Prices

$1.00 - $1.99	300,000	1.5	$1.87	300,000	$1.87
$2.00 - $2.99	40,000	4.5	$2.01	40,000	$2.01
$3.00 - $3.99	1,663,400	2.2	$3.54	1,663,400	$3.54
$4.00 - $4.99	8,000	2.8	$4.57	8,000	$4.57
$8.00 - $8.99	2,160,050	3.9	$8.30	1,412,450	$8.27
	4,171,450	3.0	$5.87	3,423,850	$5.33

During the year ended December 31, 2012, the Company recognized share based compensation expense of $4,724 (December 31, 2011 - $4,857) based on the fair value of the vested portion of options granted in current and prior years.

Endeavour Silver Corp.	Page - 21 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2012 and 2011
(expressed in thousands of US dollars, unless otherwise stated)

The weighted average fair values of stock options granted and the assumptions used to calculate compensation expense have been estimated using the Black-Scholes option pricing model with the following assumptions for the year ended:

	Year Ended	Year Ended
	December 31, 2012	December 31, 2011
Weighted average fair value of options granted during the year	$4.41	$4.81
Risk-free interest rate	1.28%	2.02%
Expected dividend yield	0%	0%
Expected stock price volatility	73%	77%
Expected option life in years	3.81	3.86

Option pricing models require the input of highly subjective assumptions. The expected life of the options considered such factors as the average length of time similar option grants in the past have remained outstanding prior to exercise, expiry or cancellation and the vesting period of options granted. Volatility was estimated based on average daily volatility based on historical share price observations over the expected term of the option grant. Changes in the subjective input assumptions can materially affect the estimated fair value of the options. The Company amortizes the fair value of stock options on a graded basis over the respective vesting period of each tranche of stock options awarded. As at December 31, 2012, the unvested share option expense not yet recognized was $1,425 (December 31, 2011 -$2,339) which is expected to be recognized over the next 23 months.

(d)	Share Appreciation Rights Plan

The Company’s share appreciation rights plan allows a participant the right (the “Right”), when entitled to exercise an option, to terminate such option in whole or in part by notice in writing to the Company and in lieu of receiving common shares pursuant to the exercise of the option, and receive instead, at no cost to the participant, that number of common shares, disregarding fractions, which, when multiplied by the market price on the day immediately prior to the exercise of the Right have a total value equal to the product of that number of common shares subject to the option times the difference between the market price on the day immediately prior to the exercise of the Right and the option exercise price. During fiscal 2012, 39,000 options (2011 – 280,000) were cancelled for the exchange of 24,929 share appreciation rights (2011 – 189,580).

(e)	Stock Bonus Plan

As of June 2, 2009, shareholders approved a stock bonus plan whereby the Board of Directors have the authority to grant common shares without par value in the Company to the directors, executive officers and employees of the Company up to, in aggregate, a maximum of 250,000 common shares per calendar year. During 2011, 3,600 common shares were granted to employees of the Company valued at $39 and expensed as share based compensation. The stock bonus plan was terminated with no shares granted in 2012.

(f)	Warrants

Exercise		Oustanding at				Oustanding at
Price	Expiry Dates	December 31, 2011	Issued	Exercised	Expired	December 31, 2012
CAN $
$1.90	February 25, 2014	532,500	-	(57,500)	-	475,000
$1.51	February 25, 2014	25,292	-	-	-	25,292
$1.90	February 26, 2014	362,142	-	(39,935)	-	322,207
$2.05	February 26, 2014	1,143,936	-	(716,838)	-	427,098
		2,063,870		- (814,273)	-	1,249,597

The warrants with an expiry date of February 26, 2014, consist of agent warrants issued for placing debentures and warrants issued on conversion of debentures, and are eligible to be exercised “cashless” in which event no payment of the exercise price is required and the holder receives the number of shares based upon the intrinsic value of the warrants over the five day share price trading average prior to exercise. For the year ended December 31, 2012, 117,039 warrants (December 31, 2011 – 547,888) were elected by the holder to be exercised “cashless” resulting in 95,283 (December 31, 2011 – 422,937) shares being issued.

Endeavour Silver Corp.	Page - 22 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2012 and 2011
(expressed in thousands of US dollars, unless otherwise stated)

Exercise		Oustanding at				Oustanding at
Price	Expiry Dates	December 31, 2010	Issued	Exercised	Expired	December 31, 2011
CAN $
$1.90	February 25, 2014	532,500	-	-	-	532,500
$1.51	February 25, 2014	25,292	-	-	-	25,292
$1.90	February 26, 2014	462,142	-	(100,000)	-	362,142
$2.05	February 26, 2014	2,294,446	-	(1,150,510)	-	1,143,936
$3.60	October 7, 2011	2,941,150	-	(2,921,729)	(19,421)	-
$3.00	October 7, 2011	97,493	-	(97,493)	-	-
$3.60	October 26, 2011	489,117	-	(489,117)	-	-
		6,842,140	-	(4,758,849)	(19,421)	2,063,870

(g)	Diluted Earnings per Share

		Year ended
		Dec 31	Dec 31
	Note	2012	2011
Basic earnings (loss)		$42,117	$18,755
Effect of dilutive securities:
Mark to market (gain) on warrant derivative liability	14	(1,928)	-
Diluted earnings		$40,189	$18,755

Effect of anti-dilutive derivative liabilities:
Mark to market loss on warrant derivative liability		-	13,658
Adjusted earnings		$40,189	$32,413

Basic weighted average number of shares outstanding		93,266,038	84,326,682
Effect of dilutive securities:
Stock options		1,479,233	1,726,589
Share purchase warrants		276,053	311,272
Share purchase warrants with embedded derivative liabilities		706,707	-
Diluted weighted average number of share outstanding		95,728,031	86,364,543

Effect of anti-dilutive derivative liabilities:
Share purchase warrants with embedded derivative liabilities		-	1,327,495
Adjusted diluted weighted average number of share outstanding		95,728,031	87,692,038

Diluted earnings (loss) per share		$0.42	$0.22
Adjusted diluted earnings per share		$0.42	$0.37

The effect of the outstanding share purchase warrants with embedded derivatives was anti-dilutive for the year ended December 31, 2011.

Endeavour Silver Corp.	Page - 23 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2012 and 2011
(expressed in thousands of US dollars, unless otherwise stated)

14.	DERIVATIVE LIABILITIES

Warrants

Equity offerings were completed in previous years whereby warrants were issued with exercise prices denominated in Canadian dollars. As the warrants have an exercise price denominated in a currency which is different than the Company’s U.S. dollar functional currency, the warrants are treated as a derivative financial liability. The Company’s share purchase warrants are classified and accounted for as a financial liability at fair value with adjustments recognized through net earnings. The publicly traded warrants and warrants with similar characteristics were valued using the quoted market price as of exercise or at year end. For the non-publicly traded warrants, the Company uses the Black-Scholes option pricing model to determine the fair value of the Canadian dollar denominated warrants. All warrants outstanding at December 31, 2012 will expire in 2014.

Balance at December 31, 2010	$29,349
Exercise of warrants	(29,877)
Mark to market loss (gain)	13,658
Balance at December 31, 2011	13,130

Exercise of warrants	(5,866)
Mark to market loss (gain)	(1,928)
Balance at December 31, 2012	$5,336

Assumptions used in the Black-Scholes model to estimate the fair value of the warrant derivative liability:

	Year Ended	Year Ended
	Dec 31, 2012	Dec 31, 2011
Outstanding warrants	902,098	1,676,436
Weighted average fair value of warrants at period end	$5.92	$7.83
Risk-free interest rate	1.12%	0.95%
Expected dividend yield	0%	0%
Expected stock price volatility	46%	62%
Expected warrant life in years	1.2	2.2

Black-Scholes pricing models require the input of highly subjective assumptions. Volatility was estimated based on average daily volatility based on historical share price observations over the expected term of the option grant.

15.	EXPLORATION

	Year ended
	December 31	December 31
	2012	2011

Depreciation and depletion	$121	$88
Share based compensation	298	394
Salaries, wages and benefits	1,920	1,420
Direct exploration expenditures	8,846	8,305
	$11,185	$10,207

Endeavour Silver Corp.	Page - 24 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2012 and 2011
(expressed in thousands of US dollars, unless otherwise stated)

16.	GENERAL AND ADMINISTRATIVE

	Year ended
	December 31	December 31
	2012	2011

Depreciation and depletion	$138	$91
Share based compensation	3,881	3,998
Salaries, wages and benefits	3,587	3,084
Direct general and administrative expenditures	5,530	3,877
	$13,136	$11,050

17.	FINANCE COSTS

	Year ended
	December 31	December 31
	2012	2011

Accretion on provision for reclamation and rehabilitation	$32	$30
Revolving credit facility finance costs	452	-
Other interest charges	-	4
	$484	$34

18.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Year Ended	Year Ended
	December 31	December. 31
	2012	2011

Net changes in non-cash working capital
Accounts receivable	$(25,387)	$901
Inventories	(13,525)	(14,041)
Prepaid expenses	6,167	(1,712)
Due from related parties	(81)	(18)
Accounts payable and accrued liabilities	25,547	(380)
Income taxes provision	372	222
	$(6,907)	$(15,028)

Non-cash financing and investing activities:
Reclamation included in mineral property, plant and equipment	$3,735	$175
Fair value of exercised options allocated to share capital	609	3,066
Fair value of shares issued under the share appreciation rights plan	66	484
Fair value of exercised agent warrants allocated to share capital	29	214
Fair value of shares issued under stock bonus plan	-	39
Fair value of equity issued on business acquisition	88,944	-

Other cash disbursements:
Income taxes paid	$18,305	$8,977

Endeavour Silver Corp.	Page - 25 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2012 and 2011
(expressed in thousands of US dollars, unless otherwise stated)

19.	SEGMENT DISCLOSURES

The Company’s operating segments are based on internal management reports that are reviewed by the Company’s executive (the chief operating decision makers) in assessing performance. The Company has three operating mining segments, Guanacevi, Bolanitos and El Cubo, which are located in Mexico as well as exploration and corporate segments. The exploration segment consists of projects in the exploration and evaluation phases in Mexico and Chile.

			Dec 31, 2012
	Corporate	Exploration	Guanacevi	Bolanitos	El Cubo	Total

Cash and cash equivalents	$6,360	$189	$7,839	$213	$4,016	$18,617
Investments	8,520	-	-	-	-	8,520
Accounts receivables	901	257	5,806	1,332	12,230	20,526
Inventories	-	-	15,488	16,047	9,262	40,797
Prepaid expenses	1,372	280	1,546	1,871	4,871	9,940
Non-current deposits	661	56	582	143	9	1,451
Mineral property, plant and equipment	217	1,952	74,255	49,504	212,503	338,431
Goodwill	-	-	-	-	39,245	39,245
Total assets	$18,031	$2,734	$105,516	$69,110	$282,136	$477,527

Accounts payable and accrued liabilities	$13,497	$1,409	$4,942	$4,947	$9,836	$34,631
Income taxes payable	42	-	1,147	2,564	101	3,854
Revolving credit facility	9,000	-	-	-	-	9,000
Provision for reclamation and rehabilitation	-	-	1,830	918	3,748	6,496
Contingent liability	8,497	-	-	-	-	8,497
Derivative liabilities	5,336	-	-	-	-	5,336
Deferred income tax liability	(81)	-	9,110	16,979	43,509	69,517
Total liabilities	$36,291	$1,409	$17,029	$25,408	$57,194	$137,331

			December 31, 2011
	Corporate	Exploration	Guanacevi	Bolanitos	El Cubo	Total

Cash and cash equivalents	$63,183	$251	$11,382	$618	$-	$75,434
Investments	34,099	-	-	-	-	34,099
Accounts receivables	176	22	5,586	1,608	-	7,392
Inventories	-	-	21,990	12,205	-	34,195
Prepaid expenses	1,632	208	1,612	321	-	3,773
Long term deposits	-	57	406	137	-	600
Mineral property, plant and equipment	153	1,140	66,362	25,873	-	93,528
Total assets	$99,243	$1,678	$107,338	$40,762	$-	$249,021

Accounts payable and accrued liabilities	$2,443	$612	$3,376	$2,653	$-	$9,084
Income taxes payable	6,407	559	(6,724)	3,240	-	3,482
Provision for reclamation and rehabilitation	-	-	1,893	836	-	2,729
Derivative liabilities	13,130	-	-	-	-	13,130
Deferred income tax liability	(192)	1,705	11,679	7,614	-	20,806
Total liabilities	$21,788	$2,876	$10,224	$14,343	$-	$49,231

Endeavour Silver Corp.	Page - 26 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2012 and 2011
(expressed in thousands of US dollars, unless otherwise stated)

	Corporate	Exploration	Guanacevi	Bolanitos	El Cubo	Total
		Year ended Dec. 31, 2012
Silver revenue	$-	$-	$90,977	$50,375	$7,862	$149,214
Gold revenue	-	-	14,063	37,885	6,917	58,865
Total revenue	$-	$-	$105,040	$88,260	$14,779	$208,079
Salaries, wages and benefits:
mining	$-	$-	$6,166	$6,290	$1,821	$14,277
processing	-	-	2,037	1,385	692	4,114
administrative	-	-	3,344	3,068	576	6,988
stock based compensation	-	-	211	223	111	545
change in inventory	-	-	1,173	(1,143)	1,550	1,580
Total salaries, wages and benefits	-	-	12,931	9,823	4,750	27,504
Direct costs:
mining	-	-	17,579	10,705	2,727	31,011
processing	-	-	9,970	10,910	2,594	23,474
administrative	-	-	2,959	3,037	1,541	7,537
change in inventory	-	-	4,573	(4,663)	2,909	2,819
Total direct production costs	-	-	35,081	19,989	9,771	64,841
Depreciation and depletion:
depreciation and depletion	-	-	12,725	8,866	7,636	29,227
change in inventory	-	-	1,386	1,306	(2,225)	467
Total depreciation and depletion	-	-	14,111	10,172	5,411	29,694
Royalties	-	-	1,866	-	-	1,866
Write down of inventory to NRV	-	-	-	-	6,221	6,221
Total cost of sales	$-	$-	$63,989	$39,984	$26,153	$130,126
Earnings (loss) before taxes	$(6,682)	$(11,185)	$41,051	$48,276	$(11,374)	$60,086
Current income tax expense			6,408	9,332	94	15,834
Deferred income tax expense			(2,684)	7,902	(3,083)	2,135
Total income tax expense	-	-	3,724	17,234	(2,989)	17,969
Earnings (loss) after taxes	$(6,682)	$(11,185)	$37,327	$31,042	$(8,385)	$42,117

		Year ended Dec. 31, 2011
Silver revenue	$-	$-	$74,709	$26,368	$-	$101,077
Gold revenue	-	-	9,110	17,810	-	26,920
Total revenue	$-	$-	$83,819	$44,178	$-	$127,997
Salaries, wages and benefits:
mining	$-	$-	$4,846	$3,502	$-	$8,348
processing	-	-	1,707	1,068	-	2,775
administrative	-	-	2,452	1,902	-	4,354
stock based compensation	-	-	236	230	-	466
change in inventory	-	-	(1,602)	(1,325)	-	(2,927)
Total salaries, wages and benefits	-	-	7,639	5,377	-	13,016
Direct costs:
mining	-	-	14,248	3,858	-	18,106
processing	-	-	8,536	4,198	-	12,734
administrative	-	-	2,251	1,903	-	4,154
change in inventory	-	-	(5,569)	(2,566)	-	(8,135)
Total direct production costs	-	-	19,466	7,393	-	26,859
Depreciation and depletion:
depreciation and depletion	-	-	10,895	11,237	-	22,132
change in inventory	-	-	(1,788)	(3,250)	-	(5,038)
Total depreciation and depletion	-	-	9,107	7,987	-	17,094
Royalties	-	-	2,228	-	-	2,228
Total cost of sales	$-	$-	$38,440	$20,757	$-	$59,197

Earnings (loss) before taxes	$(23,015)	$(10,207)	$45,379	$23,421	$-	$35,578
Current income tax expense	159	-	4,130	4,489	-	8,778
Deferred income tax expense	-	-	6,427	1,618	-	8,045
Total income tax expense	159	-	10,557	6,107	-	$16,823
Earnings (loss) after taxes	$(23,174)	$(10,207)	$34,822	$17,314	$-	$18,755

The Exploration segment included $740 for the year ended December 31, 2012 (2011 - $3,005) of costs incurred in Chile.

Endeavour Silver Corp.	Page - 27 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2012 and 2011
(expressed in thousands of US dollars, unless otherwise stated)

20.	INCOME TAXES

	(a)	Tax Assessments

Refinadora Plata Guanacevi SA de CV, a subsidiary of the Company, received a MXN$63 million (US$4.8 million) assessment on May 7th , 2011 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in the entity’s 2006 tax return. During the audit process, the Company retained an international accounting firm and external counsel to expedite the audit process and to ensure the delivery of the appropriate documentation. Based on the advice of our tax advisors and legal counsel, it is the Company’s view that it provided the appropriate documentation and support for the expenses and the tax assessment has no legal merit, other than as explained below:

As a result of a detailed review by the Company of its accounting records and available information to support the deductions taken, the Company estimated a potential tax exposure of $425, plus additional interest and penalties of $460, for which the Company has made a provision in the consolidated financial statements for the year ended December 31, 2012 (December 31, 2011 - $885). The Company has provided the government a 3% bond and has commenced the appeal process.

Minera Santa Cruz y Garibaldi SA de CV, a subsidiary of the Company, received a MXN$238 million (US$18.3 million) assessment on October 12th , 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in the entity’s 2006 tax return. During the audit process, the Company retained an international accounting firm and external counsel to expedite the audit process and to ensure the delivery of the appropriate documentation. Based on the advice of our tax advisors and legal counsel, it is the Company’s view that it provided the appropriate documentation and support for the expenses and the tax assessment has no legal merit, other than explained below.

As a result of a detailed review by the Company of its accounting records and available information to support the deductions taken, the Company has estimated a potential tax exposure of $40, plus additional interest and penalties of $40, for which the Company has made a provision in the consolidated financial statements for the year ended December 31, 2012 (December 31, 2011 - $80).The Company commenced the appeal process.

Metales Interamericanos S.A. de C.V., a subsidiary of Endeavour, acquired in the El Cubo transaction received a MXN$68 million (US$5.2 million) assessment on August 24, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions in the 2006 tax return. Based on the advice of legal counsel, it is the Company’s view the tax assessment has no legal merit. The appeal process was initiated in 2010, while legal advisors expect a resolution in 2013.

When circumstances cause a change in management’s judgment about the recoverability of deferred tax assets, the impact of the change will be reflected in current income.

	(b)	Deferred Income Tax Liability

	December 31,	December 31,
Mexico operations	2012	2011

Deferred income tax assets:
Tax loss carryforwards	$9,556	$176
Provision for reclamation and rehabilitation	1,614	651
Other	1,064	146
Deferred income tax liabilities:
Inventories	(7,799)	(8,355)
Mineral properties, plant and equipment	(70,961)	(11,990)
Other	(2,991)	(1,434)
Deferred income tax liabilities, net	$(69,517)	$(20,806)

As at December 31, 2012, the Company had available for deduction against future taxable income in Mexico non-capital losses of approximately $71,390 (2011 – $586). These losses, if unutilized, expire between 2013 to 2022.

Endeavour Silver Corp.	Page - 28 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2012 and 2011
(expressed in thousands of US dollars, unless otherwise stated)

As at December 31, 2012, no deferred tax assets are recognized on the following temporary differences as it is not probable that sufficient future taxable profit will be available to realize such assets:

	December 31,	December 31,
Canada operations	2012	2011

Deferred income tax assets:
Tax loss carryforwards	$1,738	$3,640
Mineral properties, plant and equipment	562	585
Financing Costs	616	834
Other	1,286	476
Unrecognized deferred income tax assets, net	$4,202	$5,535

As at December 31, 2012, the Company had available for deduction against future taxable income in Canada non- capital losses of approximately CAN $6,929 (2011 – CAN $14,170). These losses, if unutilized, have expiration years ranging from 2029 to 2030.

(c)	Income Tax Expense

	December 31,	December 31,
	2012	2011

Current income tax expense
Current income tax expense in respect of current year	$15,834	$8,718
Adjustments recognized in the current year in relation to prior years	-	60
Deferred income tax expense
Deferred tax expense recognized in the current year	2,135	8,045
Total income tax expense	$17,969	$16,823

The reconciliation of the income tax provision computed at statutory tax rates to the reported income tax provision is as follows:

	December 31,	December 31,
	2012	2011

Canadian statutory tax rates	25.00%	26.50%

Income tax expense computed at Canadian statutory rates	$15,029	$9,428
Foreign tax rates different from statutory rate	2,928	2,319
Mark-to-market accounting	(1,009)	3,642
Finance Costs	(51)	-
Stock-based compensation	1,186	1,289
Foreign exchange	(2,106)	2,116
Inflationary adjustment	264	300
Other	(1,049)	215
Adjustments recognized in the current year in relation to prior years	(97)	1,432
Current year losses not recognized	4,284	946
Recognition of previously unrecognized losses	(1,806)	(5,023)
Withholding taxes	396	159
Tax expense	$17,969	$16,823

Endeavour Silver Corp.	Page - 29 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2012 and 2011
(expressed in thousands of US dollars, unless otherwise stated)

21.	FINANCIAL INSTRUMENTS

(a)	Financial Assets and Liabilities

As at December 31, 2012, the carrying and fair values of our financial instruments by category are as follows:

	Held for	Loans and	Available	Financial	Carrying	Fair
	trading	receivables	for sale	liabilities	value	value
	$	$	$	$	$	$

Financial assets:
Cash and cash equivalents	-	18,617	-	-	18,617	18,617
Investments	-	-	8,520	-	8,520	8,520
Accounts receivable	-	20,526	-	-	20,526	20,526
Total financial assets	-	39,143	8,520	-	47,663	47,663

Financial liabilities:
Accounts payable and
accrued liabilities	-	-	-	38,485	38,485	38,485
Revolving credit facility				9,000	9,000	9,000
Contingent liabilities				8,497	8,497	8,497
Derivative liabilities	-	-	-	5,336	5,336	5,336
Total financial liabilities	-	-	-	61,318	61,318	61,318

Fair value hierarchy

IFRS 7 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The fair values of financial assets and financial liabilities at December 31, 2012 are:

	Total	Level 1	Level 2	Level 3
	$	$	$	$

Financial assets:
Investments	8,520	8,520	-	-
Total financial assets	8,520	8,520	-	-

Financial liabilities:
Contingent liabilities	8,497		8,497
Derivative liabilities	5,336	-	5,336	-
Total financial liabilities	13,833	-	13,833	-

Endeavour Silver Corp.	Page 30 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2012 and 2011
(expressed in thousands of US dollars, unless otherwise stated)

The three levels of the fair value hierarchy established by IFRS 7 are as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

               Money market investments, marketable securities and notes receivable are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security. As a result, these financial assets have been included in Level 1 of the fair value hierarchy.

The Company determines the fair value of the embedded derivative related to its Canadian dollar denominated common share purchase warrants based on the closing price that is a quoted market price obtained from the exchange that is the principal active market for the warrants for publicly traded warrants.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full contractual term.

               For the non-publicly traded warrants, the Company uses Black-Scholes option pricing model to determine the fair value therefore this financial liability has been included in Level 2 of the fair value hierarchy.

The Company determines the fair value of the contingent liability related to the contingent consideration included in the terms of the acquisition of Mexgold (see note 4) using a Monte Carlo simulation approach. Monte Carlo simulation approaches are a class of computational algorithms that rely on repeated random sampling to compute their results. Gold price paths were developed using a mathematical formula based on a stochastic process with mean reversion to a long term trend line incorporating current gold prices and the gold forward curve, both observable data points. Assumptions used in the Monte Carlo simulations are observable market data and therefore, the contingent consideration is classified in Level 2 of the fair value hierarchy.

Level 3: Inputs for the asset are not based on observable market data.

               The Company has no financial assets or liabilities included in Level 3 of the fair value hierarchy.

(b)	Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process. The types of risk exposure and the way in which such exposures are managed is outlined as follows:

Credit Risk

The Company is exposed to credit risk on its bank accounts, money market investments, notes receivable and value added tax receivable. Credit risk exposure on bank accounts and short term investments is limited through maintaining the Company’s balances with high-credit quality financial institutions, maintaining investment policies, assessing institutional exposure and continual discussion with external advisors. The notes receivable credit risk exposure is limited by continual discussion with external advisors. Value added tax (“IVA”) receivables are generated on the purchase of supplies and services to produce silver, which are refundable from the Mexican government.

The carrying amount of financial assets represents the maximum credit exposure.

Endeavour Silver Corp.	Page - 31 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2012 and 2011
(expressed in thousands of US dollars, unless otherwise stated)

Below is an aged analysis of the Company’s receivables:

	Carrying	Gross	Carrying	Gross
	amount	impairment	amount	impairment
	December 31, 2012		December 31, 2011

Less than 1 month	$8,401	$-	$2,498	$-
1 to 3 months	5,257	-	3,485	4
4 to 6 months	1,493	-	21	8
Over 6 months	6,151	776	2,164	764
Total accounts receivable	$21,302	$776	$8,168	$776

At December 31, 2012, 98% of the receivables that were outstanding over one month are comprised of IVA receivables in Mexico (December 31, 2011 – 98%).

At December 31, 2012 an impairment loss of $595 relates to IVA receivable amounts from prior years and $181 relates to an allowance on related party receivables from prior years (December 31, 2011 - $776).

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short term business requirements. The Company’s policy is to invest cash at floating rates of interest, while cash reserves are maintained in cash equivalents in order to maintain liquidity after taking into account the Company’s holdings of cash equivalents, money market investments, marketable securities, receivables and available borrowings under the Company’s revolving credit facility. The Company believes that these sources, operating cash flows and its policies will be sufficient to cover the likely short term cash requirements and commitments.

In the normal course of business, the Company enters into contracts that give rise to future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at December 31, 2012:

	Less than	1 to 3	4 to 5	Over 5
	1 year	years	years	years	Total
	$	$	$	$	$

Accounts payable and accrued liabilities	34,631	-	-	-	34,631
Income taxes payable	3,854	-	-	-	3,854
Revolving credit facility	-	9,000	-	-	9,000
Provision for reclamation and rehabilitation	-	918	5,578	-	6,496
Capital expenditure commitments	14,074	-	-	-	14,074
Minimum rental and lease payments	278	574	458	-	1,310
Acquisition contingent consideration	-	8,497	-	-	8,497
Total contractual obligations	52,837	18,989	6,036	-	77,862

Market Risk

Significant market related risks to which the Company is exposed consist of foreign currency risk, interest risk, and commodity price risk and equity price risk.

Foreign Currency Risk – The Company’s operations in Mexico and Canada make it subject to foreign currency fluctuations. Certain of the Company’s operating expenses are incurred in Mexican pesos and Canadian dollars, therefore the fluctuation of the U.S. dollar in relation to these currencies will consequently have an impact on the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Endeavour Silver Corp.	Page - 32 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2012 and 2011
(expressed in thousands of US dollars, unless otherwise stated)

The U.S. dollar equivalents of financial assets and liabilities denominated in currencies other than the US dollar as at December 31 are as follows:

	December 31, 2012		December 31, 2011
	Canadian Dollar	Mexican Peso	Canadian Dollar	Mexican Peso

Financial Assets	$11,017	$22,598	$65,339	$12,228
Financial Liabilities	(7,480)	(13,763)	(14,086)	(7,586)
Net Financial Assets	$3,537	$8,835	$51,253	$4,642

Of the financial assets listed above, $914 (2011 – $46,539) represents cash and cash equivalents held in Canadian dollars and $1,638 (2011 - $3,839) represents cash held in Mexican Pesos. The remaining cash balance is held in U.S. dollars. The money market investments and Notes receivable are denominated in Canadian dollars.

As at December 31, 2012, with other variables unchanged, a 5% strengthening of the US dollar against the Canadian dollar would decrease net earnings by $168 due to these financial assets and liabilities.

As at December 31, 2012, with other variables unchanged, a 5% strengthening of the US dollar against the Mexican peso would decrease net earnings by $421 due to these financial assets and liabilities.

Interest Rate Risk – In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates impact the value of cash equivalents. The revolving credit facility is subject to interest rate risk as amounts outstanding are subject to charges at a LIBOR-based rate (plus 2.75% to 4.25% depending on financial and operating measures) payable according to the quoted rate term. The interest rate charge for the year was 3.2%. As at December 31, 2012, with other variables unchanged, a 100% change in the interest rate would be immaterial to the earnings for the year.

Commodity Price Risk – Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand due to speculative hedging activities and certain other factors. The Company has not engaged in any hedging activities, other than short term metal derivative transactions less than 90 days, to reduce its exposure to commodity price risk.

Equity Price Risk – Fair values in the Company’s derivative liabilities related to the outstanding share purchase warrants denominated in Canadian dollars are subject to equity price risk. Changes in the market value of the Company’s common shares may have a material effect on the fair value of the Company’s warrants and net income. As at December 31, 2012, with other variables unchanged, a 10% strengthening of the market price of the Company’s common shares would decrease net earnings by $705.

22.	CONTINGENCIES

On November 29, 2012 a decree reformed the Mexican Federal Labour Law, which included reformation and provisions over employee outsourcing. These provisions and the conditions established therein could have an impact on the corporate structures by which businesses are organized in Mexico. Under this system, the workforce provided by a service company could be considered as entirely outsourced to the operating company, which could imply that the operating company is deemed as the employer of all workers for all legal effects under the Mexico Federal Labour Law, including expanded obligations regarding the payment of profit sharing. The Company has reviewed the new legislation with legal advisors and has recognized there could be a potential impact to the Company, however due to the ambiguity and lack of definitions provided by law, the Company is unable to determine such impact at this time. The Mexican government has indicated it will publish regulations providing clarity on this matter later in 2013.

Endeavour Silver Corp.	Page - 33 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2012 and 2011
(expressed in thousands of US dollars, unless otherwise stated)

HEAD OFFICE	Suite #301, 700 West Pender Street
Vancouver, BC, Canada V6C 1G8
Telephone: (604) 685-9775
1-877-685-9775
Facsimile: (604) 685-9744
Website: www.edrsilver.com

DIRECTORS	Bradford Cooke
Godfrey Walton
Mario Szotlender
Geoff Handley
Rex McLennan
Ricardo Campoy
Kenneth Pickering

OFFICERS	Bradford Cooke ~ Chief Executive Officer
Godfrey Walton ~ President and Chief Operating Officer
Dan Dickson ~ Chief Financial Officer
Dave Howe ~ Vice-President, Country Manager
Luis Castro ~ Vice-President, Exploration
Bernard Poznanski - Secretary

REGISTRAR AND	Computershare Trust Company of Canada
TRANSFER AGENT	3rd Floor - 510 Burrard Street
Vancouver, BC, V6C 3B9

AUDITORS	KPMG LLP
777 Dunsmuir Street
Vancouver, BC, V7Y 1K3

SOLICITORS	Koffman Kalef LLP
19th Floor – 885 West Georgia Street
Vancouver, BC, V6C 3H4

SHARES LISTED	Toronto Stock Exchange
Trading Symbol - EDR

New York Stock Exchange
Trading Symbol – EXK

Endeavour Silver Corp.	Page - 34 -